Exhibit 99.1

NEWS RELEASE 1 (844) 331 3343 info@scullyroyalty.com

SCULLY ROYALTY LTD.

SCULLY ROYALTY LTD. BOARD OF DIRECTORS ADOPTS POLICY

PROHIBITING SHAREHOLDER REIMBURSEMENTS

WITHOUT 75% SHAREHOLDER APPROVAL

Policy Ensures Company Resources Are Preserved for the Benefit of All Shareholders

New York (July 12, 2026): Scully Royalty Ltd. (NYSE: SRL) (the “Company”) today announced that its Board of Directors (the “Board”) has adopted a comprehensive Policy on Shareholder Reimbursements and Payments (the “Policy”), effective immediately.

The Policy broadly prohibits the Company from directly or indirectly reimbursing, paying, advancing, funding, guaranteeing, indemnifying, contributing to, assuming, or otherwise bearing costs incurred by shareholders in connection with activities undertaken in their capacity as shareholders. This prohibition extends to payments made through subsidiaries, affiliates, agents or third parties, and to any settlement, cooperation, standstill, or similar agreement with a shareholder, including agreements pursuant to which the Company would appoint shareholder-designated directors, reimburse shareholder costs, or grant governance or other concessions. The Policy includes anti-circumvention provisions designed to prevent any indirect transfer of Company resources to fund shareholder activities regardless of how such payments may be structured.

The only exception to the prohibition requires full disclosure of the proposed reimbursement and the affirmative approval of holders of not less than 75% of the Company’s outstanding shares of capital stock entitled to vote at a duly convened special or annual general shareholder meeting, excluding any of the outstanding shares of the Company’s capital stock owned, controlled or over which voting power is held or exercised by a Covered Shareholder (as defined in the Policy). If approval is obtained, the Policy provides that, before any payment or reimbursement is made, the Company must account properly for any such reimbursement in accordance with its internal accounting policies, applicable financial reporting standards, and all applicable laws and regulations.

The Policy may only be amended or repealed by the Board at a duly convened meeting, provided, however, that at least 60 days prior to any such amendment or repeal taking effect, the Board shall publicly disclose its decision, reasons, process in reaching its decision, advisors on the matter and any other relevant information.

The full text of the Policy will be made available on the Company’s website and filed with the Company’s public disclosure documents.

The Company also announces that, further to its news release dated July 7, 2026, its common shares resumed trading on the NYSE on July 8, 2026 under the symbol "SRL".

NEWS RELEASE 1 (844) 331 3343 info@scullyroyalty.com

About Scully Royalty Ltd.

Scully Royalty Ltd. (NYSE: SRL) holds a net revenues royalty interest on the Scully Iron Ore Mine located in Newfoundland and Labrador, Canada. It also holds various merchant banking and industrial interests globally. For more information, visit www.scullyroyalty.com.

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Policy and its provisions. Forward-looking statements are based on the Company's current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied, including, among others, important factors set forth in the "Risk Factors" section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2025 and the Company’s other reports filed with the SEC. These forward-looking statements reflect the Company’s current views and are based on certain assumptions and speak only as of the date hereof. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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